Issuer Free Writing Prospectus dated August 9, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

OZ Funds May Be An Ideal Tax Shelter

For AI Investors

The stock market is undergoing what looks to be a late summer shakeout. This should come as a surprise to no one, in our opinion. The S&P 500 has fallen six times in August since 2010, leaving August with one of the worst track records of any calendar month, and September is no better, having historically been the weakest month for U.S. stocks (a phenomena dubbed the “September effect”). As we see it, investors are booking profits from second-quarter earnings season and heading out to the Hamptons for the end of the summer. In our experience, volume tends to dry up, sucking the air out of the trading landscape and those stocks that ran up the most typically lead the way lower until the overbought condition is resolved, and it seems to have been that way since time immemorial.

The other likely downside catalysts include Fitch Ratings’ downgrade of U.S. long-term debt from AAA to AA+, which sent Treasuries yields above 4% across the curve, and a hotter-than-forecast ADP® private employment report, which together seemed to triggered a sell first, ask questions later market sell-off last Thursday that extended into Friday following better-than-forecast nonfarm payroll employment data. It seems that money managers and investors alike are set on raising cash on any and all good news opportunities, as Friday’s sharp mid-day rally fizzled, with Apple Inc. among the stocks leading the way lower after the company failed to “Wow” Wall Street with their Q2 numbers.

So, for those who have locked-in capital gains from the Magnificent Seven stocks—Apple, Microsoft, Nvidia, Amazon, Meta, Tesla and Alphabet—and other big winners, one could argue that selling paper assets at premiums and rotating those gains into brick and mortar full featured multifamily real estate assets—perhaps trading at a steep discount to net asset value (“NAV”)—as the Federal Reserve is potentially nearing the end of its monetary tightening, might prove to be a very savvy move. Especially if that real estate is located in an opportunity zone, where every dollar of capital gains harvested in the past six months can be sheltered from federal (and in most cases state) capital gains taxes.

Belpointe PREP, LLC (“Belpointe OZ”) (NYSE American: OZ) recently announced its unaudited quarterly NAV as of March 31, 2023, of $351.7 million or $99.82 per Class A unit against a current price of around $84 per unit as of August 8th.

From a tax planning standpoint, we think laddering capital gains tax deferment throughout the year by taking advantage of the qualified opportunity fund (“QOF”) rolling 180-day look-back period, can be very advantageous come the year-end. Most forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETFs, real estate, the sale of a business, trademarks, patents, cryptocurrencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc. In the meantime, the potential growth and income from capital gains reinvested into a QOF have an opportunity to be compounded free of taxation as long as the QOF investment is held for at least 10 years through December 31, 2047.

Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF. QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, most taxable gains invested in a QOF are not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until their investment interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs on a tax-free basis expires December 31, 2047.

Just to highlight: Belpointe OZ (NYSE American: OZ) is the first publicly traded multi-asset QOF currently targeting four of what we believe are among the strongest markets for long-term growth: Sarasota, Florida, St. Petersburg, Florida, Nashville, Tennessee, and Storrs/Mansfield, Connecticut. With several full-featured Class A multifamily projects at various phases of development in the pipeline, we believe Belpointe OZ is laying the groundwork for robust potential investment returns for the next decade and beyond.

Belpointe OZ is building out a diversified portfolio within what we believe are some of the most attractive growth cities in America. Out of the many opportunity zones that we’ve reviewed (and there are more than 8,700 of them designated by the government), we believe that there are less than 100 that are worth investing in. Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction, and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

Belpointe OZ’s first project, currently scheduled to go online in the spring of 2024, is in Sarasota, Florida, located at 1991 Main Street, in historic downtown Sarasota at the intersection of Main Street and Links Avenue. The first building in this two-building development, is making steady progress, having achieved significant milestones in its construction journey, and the concrete placement has been successfully completed up to the 10th floor.

Click Here To Download The White Paper:

INVESTING IN OPPORTUNITY ZONES FOR

TAX ADVANTAGES AND GROWTH

On the heels of our initial project in Sarasota is the steady progress being made in St. Petersburg, Florida at 1000 First Ave North (previously referred to as 902-1020 First Avenue North), where the second building in this two building development is steadily progressing towards its completion, with notable achievements in its own construction journey. The concrete work has been successfully placed through level 6, indicating substantial progress in the building’s structure, which will be comprises a total of 10 levels. The team has been working diligently to bring this vision to life; the topping out of level 10 is expected this month, and the project is currently on track to meet its timeline.

Speaking of selling into strength, did you know that there is an alternative to rolling into another like-kind property with 180 days?

A Viable Alternative to 1031 Tax Free

Exchanges

We’ve seen a pickup in interest from property owners about how Belpointe OZ might represent an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

Attention Broker-Dealers: Here’s An

Attractive Proposition For You

On May 17th, Belpointe OZ announced the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, most taxable gains invested in a QOF are not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until their investment interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires December 31, 2047.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

●	No investors servicing fees;
●	No disposition fees;
●	0.75% annual management fee; and
●	5% carried interest.

Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.